

Mail Stop 4561

November 19, 2008

Maneeja Noory
President
Velvet Rope Special Events Inc.
264 S. La Cienega Blvd., Suite 700
Beverly Hills, California 90211

>   **Re: Velvet Rope Special Events Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 17, 2008**
>   **File No. 333-154422**

Dear Ms. Noory:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

2.   Please provide us with highlighted copies of any study or report that you cite or
        on which you rely. Confirm that the industry reports or studies that you rely on
        were publicly available and not prepared for you and that you did not compensate
        the party that prepared these reports or studies. Alternatively, please file consents
        for the parties providing this data as exhibits to the registration statement. We
        note the following statements:

        ▪   "According to the *2008 Wedding Industry Trends Report*, the actual number
                of weddings held in the U.S. is projected to grow . . . ," page 32; and

        ▪   "According to the *FutureWatch 2008* corporate event planning report which
                surveys over 1,600 meeting professionals . . . ," page 33.

3.   Please explain why you do not disclose information about dilution as required by
        Item 506 of Regulation S-K.

Outside Front Cover Page of Prospectus

4.   If you intend to use the prospectus before the effective date of the registration
        statement, please provide the "Subject to Completion" Legend required by Item
        501(b)(10) of Regulation S-K.

Summary of Our Offering, page 4

5.   Please disclose if you have a written agreement with Spartan Securities Group
        Ltd. and disclose the material terms of your arrangement with this entity.
        Furthermore, if you have a written agreement with Spartan Securities Group, Ltd.,
        please file it as an exhibit to your registration statement. Refer to Item 601(b)(10)
        of Regulation S-K.

Risk Factors, page 6

6.   We note that several risk factor subheadings merely state general facts about your
        business. For example, we note the following subheadings:

        ▪   "We may not be able to continue as a going concern," page 6;

        ▪   "We require additional funding," page 6; and

        ▪   "Our ability to hire additional people is important to the continued growth
                of our business," page 8.

Please revise throughout as necessary to identify briefly in subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read a risk factor subheading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. See Item 503(c) of Regulation S-K.

7.   Many of the risk factors that you present do not adequately convey with enough detail the potential effect of the risk and instead merely state facts about your business. For each risk factor presented, please revise to provide enough information so that your investors can appreciate the magnitude of the potential risk and its effect on your operations, financial condition or business. For example only, we note the following risk factors:

- "We may not be able to continue as a going concern," page 6;

- "We require additional funding," page 6;

- "Our officer does not have an employment agreement with us," page 7;

8.   You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Some of your risk factors seem to fit into this category and you should revise to cite a particular risk or remove them. For example, we note the following risk factors:

- "Our business is subject to general economic and business factors . . . ," page 8;

- "Holders of our equity securities could incur significant dilution," page 10; and

- "Any trading market that may develop may be restricted by virtue of state securities 'Blue Sky' laws . . . ," page 13.

9.   We note the disclosure on page 7, which indicates that Ms. Noory is your sole officer. Please include a risk factor addressing the risk that you do not have a principal financial officer.

We may not be able to continue as a going concern, page 6

10.   Please revise to quantify the amount of your accumulated deficit as of the end of your most recent fiscal quarter.

Any market that develops in shares of our common stock will be subject to penny stock restrictions . . . , page 11

11.   This risk factor seems to contain multiple risks. For example, while the risk factor subheading and last five paragraphs focus on the risks presented by penny stock restrictions, the first paragraph discusses the risk of being unable to obtain accurate quotations as to the price of your stock. Each risk factor should only contain one discreet risk. Please revise accordingly.

Selling Shareholders, page 14

12.   It appears that several of the selling shareholders may be relatives. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children. For each selling shareholder, please revise the table to reflect securities held in the name of a spouse or minor child as being beneficially owned by that selling shareholder. In addition, please revise accordingly the beneficial ownership table on page 21.

Directors, Executive Officers, Promoters and Control Persons, page 20

13.   Please provide the disclosure regarding director independence required by Item 407(a) of Regulation S-K.

Security Ownership of Management and Certain Security Holders, page 21

14.   We note that Ms. Noory will hold 87 percent of your outstanding common shares after the offering. Please tell us who will own the remaining 13 percent. Please note that the calculation of percentage ownership should be based on the number of shares outstanding. Refer to Instruction 1 to Item 403 of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 25

Continuing Operations, page 26

15.   Please revise the discussion of net revenues to clarify whether the increase in
revenues for fiscal 2008 represented an increase in corporate events or social
gatherings. Also, disclose whether this is a trend that you expect to continue.

16.   Please revise to describe the types of costs and expenses included in "cost of
services" and "operating expenses." Provide a more detailed explanation of how
an increase in the number of event services provided corresponds to an increase in
these costs and expenses.

Operating Expenses, page 27

17.   Please revise your disclosure to clarify the amount of the increase that is due to
increasing costs, the amount of the increase that is due to an increase in activity
and the amount that is due to costs related to your S-1 filing.

Liquidity and Capital Resources, page 27

18.   Please disclose the material terms of all loans from your principal that are
currently outstanding. Also, discuss whether you expect future funding to be
available through loans from or the sale of equity to your principal and whether
she has any contractual obligation to fund your operations.

19.   Please provide a more detailed description of the accrued expenses and stock
compensation that contributed to the change in net cash provided by operating
activities in 2008.

20.   We note that your accountants have raised substantial doubt about your ability to
continue as a going concern. You state that you intend to seek additional capital
to fund operations. Please provide details regarding this plan, such as when and
how much capital you intend to raise.

Forward-Looking Statements, page 28

21.   Please remove all references to Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Litigation Reform Act of 1995. As you have noted in the disclosure, these provisions do not apply to penny stocks or to issuers with no history of filing periodic reports, including you. Considering that you may not rely on the safe harbor, it is not appropriate to include references to the safe harbor in your disclosure.

Our Business, page 30

22.   In Note 6 of your financial statements, you state that three customers accounted for 80.5 percent and 67.9 percent of total sales for the fiscal years ended June 30, 2008 and 2007, respectively. To the extent that you are dependent on these three customers, please disclose such information as required by Item 101(h)(4)(vi) of Regulation S-K.

23.   Please disclose the approximate amount spend during the last two years on research and development activities as required by Item 101(h)(4)(x) of Regulation S-K.

24.   Please disclose the number of total employees that you employ as required by Item 101(h)(4)(xii) of Regulation S-K.

25.   We note that your business consists of event planning, such as weddings and corporate events. Please disclose the effect, if any, of seasonality on your business.

26.   You state that in spite of the current credit crunch in the United States, management believes that a majority of meeting planners are seeing an increase in the number of meetings booked for 2008. Please tell us the basis for management's belief.

27.   We note that you intend to expand into new markets outside of the Los Angeles area. Please disclose what steps, if any, have been completed toward this expansion and disclose how you plan to fund this expansion. Also consider providing additional disclosure in the Liquidity section of your prospectus.

Operating Philosophy, page 31

28.   Please disclose more information about the International Special Events Society and what a membership with that organization entails.

29.   You state that you will provide clients with online self-service functionality and 24 hour, 7 days a week access to status updates, cost projections and other information. Please state whether this application is currently available or, in the alternative, when this application is expected to be available and what steps have been completed to make it available to your customers.

Market Analysis, page 32

30.   Refer to the second paragraph on page 32. Please tell us the basis for management's opinion that spending trends in corporate and social event planning are projected to continue increasing.

31.   We note that you are primarily located in the Los Angeles area with plans to expand to Las Vegas and San Francisco. Therefore, please explain the importance of the information and data you provide about companies expanding globally into multiple countries in 2008.

Target Market Analysis, page 34

32.   Please provide us with independent, third-party support for the data about projected spending on weddings in the Las Vegas, Los Angeles and San Francisco regions.

33.   We note your statement that there is a substantial opportunity to grow revenue by expanding operations and services within the Las Vegas region. Please disclose the competitive conditions for your business in the Las Vegas market. Discuss the reasons why management views this market as an "opportunity." Similarly, please describe the competitive conditions in each of your markets, your competitive position, and the methods of competition in your industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Marketing Strategy

34.   Please disclose when the marketing strategy discussed in this section is slated to begin and what steps you have completed towards implementing it.

Our Offices, page 36

35.   Please confirm that you pay $398.58 a month in rent for the two corporate office spaces that you lease. Also, please tell us whether you rent this space from a related party.

Executive Compensation, page 36

36.   Please disclose information about transactions with related persons, promoters and certain control persons, if any, as required by Item 404 of Regulation S-K. We note disclosure in the liquidity section indicating that your principal has made loans to you.

Statements of Operations, page F-4

37.   We note that you include a separate line item for stock based compensation. Please revise to categorize expenses by type rather than method of payment. Refer to Rule 5-03 of Regulation S-X for guidance.

38.   Please tell us why you have included the periods from July 1, 2007 through June 17, 2008 and June 18, 2008 through June 30, 2008 within the statements of operations. Please cite the accounting guidance that permits you to show these additional periods as part of your statements of operations.

Statements of Cash Flows, page F-6

39.   Please revise the line item *amounts received from (paid to) stockholder* to be more descriptive. It appears that these represent loans from your majority stockholder. Also, include disclosure in the notes to your financial statements regarding the nature and terms of any such loans.

Part II. Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities

40.   We note the disclosure that your counsel, Frank J. Hariton, received 80,000 shares as a founder. Please disclose the type and amount of consideration paid by Mr. Hariton for those shares. Refer to Item 701(c) of Regulation S-K.

Signatures

41.   Please include the signatures of your principal financial officer and controller or principal accounting officer. Please refer to Instruction 1 for Signatures on Form S-1.

42.   Please type or print the name of each person under his or her respective signature. Please refer to Instruction 2 for Signatures on Form S-1.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at 202-551-3432 or Dan Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or me at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Frank J. Hariton, Esq. (*via facsimile*)